Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

On January 14, 2024, Choice Hotels International, Inc. (“Choice”) posted the following messages via Google Search advertising relating to the proposal by Choice to acquire Wyndham Hotels & Resorts, Inc.: